DC
No Act
P.E. 1-26-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07043119

January 29, 2007

Richard Harden
Hunton & Williams LLP
200 Park Avenue
New York, NY 10166-0136

Re: DTE Energy Company

Dear Mr. Harden:

This is in regard to your letter dated January 26, 2007 concerning the shareholder proposal submitted by James C. Harrison for inclusion in DTE's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that DTE therefore withdraws its December 29, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

cc: James C. Harrison
3539 Armour Street
Port Huron, MI 48060-2264

936340

HUNTON& WILLIAMS

RECEIVED
2007 JAN -2 AM 8:47
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

HUNTON & WILLIAMS LLP
200 PARK AVENUE
NEW YORK, NEW YORK 10166-0136

RICHARD HARDEN

TEL 212 • 309 • 1000
FAX 212 • 309 • 1100

December 29, 2006

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: DTE Energy Company
Securities Exchange Act of 1934: Rule 14a-8(i)

Ladies and Gentlemen:

DTE Energy Company, a Michigan corporation (the "Company" or "DTE"), has received a letter dated October 28, 2006 from James C. Harrison (the "Proponent") sponsoring a shareholder proposal (the "Proposal") to be included in the Company's proxy materials for its forthcoming annual meeting of shareholders scheduled to be held on May 3, 2007. We have attached a copy of the letter and the Proposal as Exhibit A hereto. On behalf of the Company, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against the Company if it omits the Proposal from its proxy materials pursuant to (i) Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite in violation of Rule 14a-9, (ii) Rule 14a-8(i)(3) because the Proposal is materially false and misleading and (iii) Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

I. The Proposal

The Proposal provides:

> RESOLVED, that the shareholders of DTE Energy (the "Company") urge the Board of Directors to adopt a policy that the Company's shareholders be given an opportunity at each annual meeting to vote on an advisory resolution, to be proposed by DTE management, to ratify the total compensation awarded to the named executive officers during the preceding final year (including cash, equity, and all other compensation), as set forth in the summary compensation table included in the proxy statement.

The Proposal further provides:

> The Proposal submitted to shareholders should make clear that the vote is non-binding, will not affect any compensation paid or awarded to any executive officer, and will not affect the approval of any compensation-related proposal submitted for a vote of shareholders at the same or any other meeting of shareholders.

II. The Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal is vague and indefinite.

Legal Standard

Rule 14-8(i)(3) permits a company to exclude a proposal if either the proposal or the supporting statement violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has permitted registrants to use Rule 14a-8(i)(3) to exclude proposals from the proxy statement if the proposals are determined to be either vague and indefinite or materially false and misleading. See *State Street Corporation* (March 1, 2005); *International Business Machines Corporation* (February 2, 2005). The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004); *Procter & Gamble Co.* (October 25, 2002); *Philadelphia Electric Co.* (July 30, 1992).

a. Implementation could be different from actions envisioned by shareholders

A proposal is considered vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991). In this case, while the purpose of a shareholder advisory resolution on executive compensation is to communicate views about executive compensation, such a method is a completely ineffective means of expressing views to the Company's Board of Directors (the "Board"). The advisory resolution would be merely a collective yes or no vote on total compensation for all named executive officers ("NEO") as a group. Total compensation is comprised of annual compensation (e.g., salary, bonus and other annual compensation) and long-term compensation (e.g., restricted stock, options and LTIP payouts). Such a simple vote could not reasonably be expected to provide the Company with useful information on shareholder concerns regarding executive compensation because it is unclear what the shareholder would be objecting to (e.g., one element of total compensation or one NEO's total compensation) and/or what changes the shareholder would like to make (e.g., modify annual or long-term compensation).[1] Thus, any action taken by the Company as a result of the shareholder resolution could be substantially different from any actions envisioned by the shareholders.

The Proposal requests that shareholders be given the opportunity to vote on an advisory resolution ratifying total compensation awarded to all of the NEOs as a group (the "advisory

[1] See paragraphs (1)-(5) below for a more detailed discussion.

resolution"). It is clear that shareholders will likely understand the concept and procedure of voting for or against an NEO's compensation. However, when the Proposal is read in conjunction with the supporting statement, it is evident that action undertaken by the Company as a result of the advisory resolution could be significantly different from the action envisioned by the voting shareholder. The supporting statement indicates that the advisory resolution is intended to give shareholders an "effective means to communicate their views on executive compensation policies to directors." However, the Company would not have the capability to interpret a shareholder's vote or deduce anything meaningful from a negative vote. The negative vote could convey disapproval of a variety of aspects of executive compensation. For example, the following questions could be raised about a negative vote:

(1) Is the shareholder expressing dissatisfaction with total compensation or only one element of compensation, such as base salary, bonus or long-term incentives?

(2) Does the negative vote apply to the total compensation of all named executive officers or only to one or more specific named executive officers?

(3) Does the negative vote apply to some elements of total compensation for some named executive officers but different elements for other named executive officers?

(4) Is the shareholder expressing dissatisfaction not with total compensation but with the policies that dictated one or more elements of compensation?

(5) Is the shareholder expressing dissatisfaction that total compensation is too low for one or more specific named executive officers?

Thus, the Company would not be able to take any action from a vote on an advisory resolution because it has no clear and specific guidance with which to interpret such a vote.

The Proposal is not only an ineffective method of conveying to the Company shareholder views about executive compensation, it is also misleading. The supporting statement of the Proposal tells shareholders that their vote on executive compensation "would give DTE shareholders an effective means to communicate their views on executive compensation *policies* to directors" (italics added) and would lead shareholders to believe that they would be influencing the Company's policies or specific decisions regarding executive compensation. The supporting statement further says that the annual vote "would also provide directors with useful information" about shareholder concerns. In reality, (i) the Company has no ability to understand the meaning of any vote (i.e., there is no "useful information") and thus would not be in a position to take any action to change executive compensation in accordance with the opinions of the shareholders and (ii) the vote would be about total compensation rather than about "policies." All the Company and the Board would know from a negative vote is that the shareholder disapproved of something related to executive compensation - - not what that something is.

A more effective way for shareholders to communicate their views on executive compensation would be for them to communicate directly with the Board - *a mechanism that is already available to them.* (See Section III below, which discusses direct communications with the Board.) Thus, the Proposal is vague and indefinite because the Company would not be able to determine with any reasonable certainty what actions should be taken with respect to executive compensation. There can be no assurance that any actions taken by the Company in response to a negative vote would be responsive to the shareholders and, in fact, could be significantly different from the actions intended by the shareholders.

b. Factual Statement is Materially False or Misleading

1. The Proposal would not provide directors with "useful information" and is not an effective method for shareholder communication about executive compensation "policies."

The Staff has interpreted Rule 14a-8(i)(3) to permit the exclusion from shareholder proposals of factual statements which are materially false or misleading. *Staff Legal Bulletin No. 14B* (September 15, 2004). As stated above, the supporting statement is false and misleading because it claims that the advisory resolution will provide directors with "useful information" about shareholder concerns over executive compensation at the Company, when in reality, the Company will not be able to understand the meaning of a shareholder vote. Furthermore, the supporting statement purports that the Proposal would be an effective way for shareholders to communicate their views on executive compensation "policies," but the vote on the advisory resolution would actually be regarding total compensation rather than "policies."

2. The supporting statement omits material information regarding compensation practices at other "comparable utility companies."

Under Rule 14a-9(a), the omission of a material fact necessary to make a statement not false or misleading is tantamount to a false or misleading statement. The Staff has found portions of supporting statements to be false and misleading where they referenced different peer groups but omitted information about the identification of institutions that constituted the peer groups. *First Bell Bancorp Inc.* (March 3, 2000); *Keystone Financial, Inc.* (March 15, 1999).

In our case, the supporting statement of the Proposal references compensation of executives at other "comparable utility companies" in an attempt to show that the Company's executive compensation is not comparable to executive compensation at other peer companies. However, such comparisons are misleading and contain material omissions because they contain only selective data based on one fiscal year 2005, do not give an accurate or complete understanding of comparable executive compensation and focus solely on the compensation of chief executive officers ("CEO") rather than discussing that of all named executives. For example, the supporting statement references compensation paid by three companies: CMS Energy ("CMS"), Allegheny Energy ("Allegheny") and American Electric Power ("AEP") to their CEOs. The supporting statement neglects to include certain information about these three companies that are essential to providing shareholders with a more accurate comparison with the Company. For example, AEP, which the supporting statement claims paid its CEO "over $1 million less" than the amount the Company paid its CEO, actually paid its CEO about *$1 million more in total annual compensation*. In addition, CMS earned about $3 billion less in total revenue than the Company and had a negative net income for 2005. Allegheny earned about $6 billion less in total revenue and almost $500 million less in net income than the Company in 2005. Absent long-term compensation, the base salaries and bonuses paid by these companies are within the same range as those paid by the Company. In fact, AEP paid a bonus to its CEO that was about 20% higher than the bonus the Company paid to the DTE CEO. It is evident that DTE performed better than CMS and Allegheny in 2005, therefore justifying more long-term incentive payments for the DTE CEO. In essence, the performance-based component of the long-term incentive payments contributed to the higher compensation of the DTE CEO. This is consistent with creating shareholder value by tying compensation to performance. Clearly, the supporting statement fails to provide sufficiently meaningful information for shareholders to compare the Company's compensation practices with those of these "comparable utility companies." This omission of material information renders any comparison a shareholder draws from the information presented in the supporting statement false and misleading.

The supporting statement even misstates the DTE CEO's total compensation. It states that the DTE CEO received $5.5 million in total compensation, but according to the Company's 2005 proxy statement, he received $5,365,793 in total compensation, almost $135,000 less than what the Proposal claims. Even if this figure is rounded up, his total compensation would still only be $5.4 million. Thus, the statement that the DTE CEO "received $5.5 million in total compensation" is false.

The supporting statement also fails to provide any information about the compensation of NEOs other than that of the CEO, even though it broadly claims that "senior executive compensation at [the] Company has become clearly excessive." While the Proposal is directed toward compensation paid to NEOs, the supporting statement focuses only on CEO compensation. However, a comparison of NEO compensation at AEP, CMS and Allegheny reveals that DTE's total compensation of NEOs other than the CEO falls within the range of NEO total compensation at these companies. When comparing different aspects of NEO compensation such as salary, bonus and long-term incentives among AEP, CMS and Allegheny, it becomes clear that DTE's NEO compensation is comparable and that, in some cases, lower than the other companies. Without any kind of data about NEO compensation, shareholders do not have any means with which to evaluate whether DTE's senior executive compensation as a whole is "clearly excessive." Shareholders may be misled by the data about CEO compensation provided in the supporting statement and may infer that there is a similar disparity in compensation of other NEOs, even though DTE may be paying its other NEOs less than the amount comparable companies are paying. The lack of any discussion about compensation of NEOs other than the CEO is a material omission that makes it impossible for shareholders to make a judgment about whether the Company's senior executive compensation as a whole is "clearly excessive."

Moreover, the supporting statement does not give shareholders any means with which to evaluate the Company's executive compensation in comparison with that of other companies in its peer group because it does not even cite any relevant peer group and only vaguely references "other comparable utility companies" without any evidence or support that these companies fit within the Company's comparative market. Shareholders cannot make a determination from this information as to how similar or different these institutions, and their one year performance, are from the Company. This omission of information about the Company's peer companies is more egregious than the omissions at issue in *First Bell Bancorp Inc.* and *Keystone Financial, Inc.*, referenced above, which identified peer groups but did not identify the companies that constituted the peer groups. The Proposal does not identify a peer group but merely provides information about three companies.

The Company's Organization and Compensation Committee believes the Company's comparative market consists primarily of utilities (including utility holding companies), broad-based energy companies, and significant non-energy companies selected on the basis of revenues generated, financial strength, geographic area and availability of compensation information. For example, to establish 2005 executive compensation, the Company hired an external consulting firm to conduct a custom market analysis utilizing a 2004 study. The comparative group consisted of 24 companies (14 energy-related and 10 non-energy companies) for this 2004 study, which was increased by a market competitive factor to establish market data for 2005.

Once one examines information about the companies that constitute the Company's comparative market, it becomes evident that DTE's CEO compensation is not "clearly excessive." Other companies paid more of a base salary and bonus than the Company. An examination of the base salary, bonus and other annual compensation of the CEO's of other similar companies indicates that the Company's compensation of its CEO is average, and certainly not "clearly excessive." The Company's payment of long-term incentives is a result of its strong economic performance and its business judgment that providing such incentives will lead to strong performance in the future. Further, the Proposal fails to recognize that the Company has a well-considered, performance-based process for determining executive compensation that is required to attract and retain the best executives for utility and energy companies, which is consistent with creating shareholder value. These material omissions are materially misleading because they would lead shareholders to come to a different conclusion about the Company's executive compensation practices than if they had accurate and complete information.

Where the proponent has provided a clearly misleading statement, the proponent should not be rewarded by including the proposal in the proxy materials. As discussed above, the Proponent's material omission of statements and inclusion of certain false and misleading statements support the exclusion of the Proposal from the Company's proxy materials.

III. The Proposal may be excluded under Rule 14a-8(i)(10) because the Company already has mechanisms in place for shareholders to communicate their opinions on executive compensation.

Rule 14a-8(i)(10) permits a company to exclude a proposal where the company has already substantially implemented the proposal. The Rule 14a-8(i)(10) "substantial implementation" standard replaces the predecessor rule allowing companies to exclude a "moot" proposal and expressly adopts the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to effect the mootness test, so long as it was substantially implemented. *SEC Release No. 34-20091* (August 16, 1983). A determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (March 28, 1991).

The Proposal in this case is intended to give shareholders an "effective means to communicate their views on executive compensation policies to directors." Not only is the method specified in the Proposal ineffective, as discussed above, a more effective means for shareholders to communicate their views already exists. Shareholders can currently communicate directly with the Board to express their opinions about executive compensation by submitting their concerns to the independent Presiding Director, who is responsible for forwarding such concerns directly to the Organization and Compensation Committee. In doing so, shareholders can express displeasure with or provide detailed suggestions as to any element of any NEO's compensation or the policies underlying the compensation. Such a method allows shareholders to address any specific aspect of executive compensation that they desire; this communication will ultimately be more useful for the Board in considering shareholder opinion because it enables shareholders to identify particular aspects of executive compensation they may want to change. In contrast, a shareholder's negative vote on an advisory resolution on total executive compensation as set forth in the summary compensation table of the proxy statement does not tell the Board anything useful or meaningful.

The Staff has excluded proposals in which the manner of implementation did not correspond with the details of the proposal, but the company implemented the essential objective of the proposal. *See SEC Release No. 34-20091* (August 16, 1983); *AMR Corporation* (April 17, 2000). Direct communication with the Board is a mechanism that implements the essential objective of the Proposal, which is to provide shareholders with an effective means to communicate their views about NEO compensation, in as detailed and specific manner as such shareholder desires.

Moreover, if the Proposal is adopted, direct communication with the Board may be discouraged. Shareholders may be misled by the language of the supporting statement and may choose to vote on the advisory resolution instead of directly communicating with the Board, resulting in the reduced availability of useful information to the Board. With an advisory resolution, the Board may have fewer resources to ascertain the opinions of shareholders on executive compensation, thereby impeding both the intent of the Proposal and the Board's goal of open shareholder communications.

HUNTON& WILLIAMS

VI. Conclusion

Based on the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal from its 2007 Proxy Materials.

* * *

In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and all attachments to the Proponent. A copy of this letter has been emailed to cfletters@sec.gov in compliance with the instructions found at the Commission's website in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

We would request an opportunity to discuss this letter with you prior to the issuance of a response if the Staff believes that it would not be able to grant relief requested herein.

If you have any questions, require further information or would like to discuss this matter, please call Richard Harden, Esq. at 212-309-1246 or Teresa Sebastian, Esq. (Assistant General Counsel, DTE Energy Company) at 313-235-3690.

Sincerely,

Rick

Rick Harden

Attachments

cc: James C. Harrison
Bruce Peterson, Esq., Senior Vice President and General Counsel, DTE Energy Company
Teresa Sebastian, Esq., Assistant General Counsel, DTE Energy Company

EXHIBIT A

James C. Harrison
3539 Armour Street
Port Huron, MI 48060-2264

October 28, 2006

Sandra Kay Ennis
Corporate Secretary
DTE Energy Company
2000 2nd Avenue
Detroit, MI 48226-1279

Via Overnight Delivery

Re: Shareholder proposal

Dear Ms. Ennis:

I am enclosing for your attention a shareholder proposal for inclusion in the Company's proxy statement to be circulated to shareholders in conjunction with the next annual meeting. I submit this proposal under SEC Rule 14a-8.

I am a record holder of more than $2,000 in market value of the Company's securities entitled to vote at the annual meeting, and have held these shares continuously for more than one year prior to this date of submission. I intend to hold these shares at least through the date of the Company's next annual meeting.

Although I am a record holder of these shares through the Company's Stock Purchase Plan, I am enclosing for your convenience a statement from the Bank of New York confirming my ownership of these shares.

Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of shareholders. Please let me know if you require additional information.

Sincerely,

James C. Harrison

Shareholder Proposal

RESOLVED, that the shareholders of DTE Energy (the "Company") urge the Board of Directors to adopt a policy that the Company's shareholders be given an opportunity at each annual meeting to vote on an advisory resolution, to be proposed by DTE management, to ratify the total compensation awarded to the named executive officers during the preceding fiscal year (including cash, equity, and all other compensation), as set forth in the summary compensation table included in the proxy statement.

The proposal submitted to shareholders should make clear that the vote is non-binding, will not affect any compensation paid or awarded to any executive officer, and will not affect the approval of any compensation-related proposal submitted for a vote of shareholders at the same or any other meeting of shareholders.

Supporting Statement

In my view, senior executive compensation at our Company has become clearly excessive. In 2005, CEO Anthony Earley received $5.5 million in total compensation, including a base salary of over $1 million, an annual bonus of $1.9 million, restricted stock worth $1.5 million, stock options worth an estimated $587,000, and other compensation.

Mr. Earley's compensation has been significantly higher than compensation for top executives at other comparable utility companies. For example, in 2005 CMS Energy – the parent corporation for Michigan-based Consumers Electric – paid its CEO less than a third of the total compensation paid to our CEO, even though CMS serves approximately the same number of utility customers as DTE. Allegheny Energy paid its CEO less than half of Mr. Earley's compensation that year. American Electric Power, which had $3 billion more in total revenue in 2005 than DTE and 1.5 million more customers, paid its CEO over $1 million less.

At the same time, directors failed last year to link even half of Mr. Earley's compensation to corporate performance. In addition to his fixed salary, other compensation such as $350,000 in dividends and "dividend equivalents" was payable without regard to performance. The $1.5 million restricted stock grant was for non-performance based stock, and therefore did not even qualify as deductible "performance-based compensation" under the Internal Revenue Code.

In my view, DTE shareholders need a formal procedure to express their views on executive pay practices. In the U.K. and Australia, for example, shareholders at public companies are allowed to vote each year on the "directors' remuneration report." Although these votes are non-binding, they give shareholders an opportunity to send a clear message to corporate directors if shareholders become dissatisfied with executive pay practices.

Similarly, a non-binding vote on senior executive compensation levels each year would give DTE shareholders an effective means to communicate their views on executive compensation policies to directors. This could help reduce excessive compensation, while also encouraging directors to more closely link pay with corporate performance. The results of the vote each year would also provide directors with useful information concerning any shareholder concerns over executive pay practices at our Company.

I therefore urge shareholders to vote FOR this proposal.

MARK BROOKS
ATTORNEY AT LAW

521 Gallatin Road, Suite 7
P.O. Box 68380
Nashville, Tennessee 37206
(615) 227-4350
(615) 227-4351 (fax)

Mark.Brooks@isdn.net

Of Counsel to:
Davis, Cowell & Bowe, LLP
San Francisco
Boston
District of Columbia
Las Vegas

January 8, 2007

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Via Electronic Mail & UPS Overnight Delivery

Re: DTE Energy Corp. Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of James C. Harrison in response to the December 29, 2006, request by DTE Energy (the "Company") for a no-action determination in the above matter. As summarized below, the Company has failed to meet its burden of demonstrating that it is entitled to exclude the proposal from its proxy statement under Rule 14a-8. The Company's no-action request therefore should be rejected.

I. The proposal may not be excluded as vague or indefinite under Rule 14a-8(i)(3)

Mr. Harrison's proposal is a straightforward: it urges DTE's Board to propose an advisory shareholder vote at each annual meeting "to ratify the total compensation awarded to the named executive officers during the preceding fiscal year (including cash, equity, and all other compensation), as set forth in the summary compensation table included in the proxy statement."

The resolution further clarifies that this proposed shareholder vote would be non-binding, and would not affect any compensation paid to any executive officer or the approval of any other compensation-related proposal submitted for a vote of shareholders.[1]

[1] The entire proposal – correcting the typographical error by DTE's attorneys in the Company's letter to Staff – provides as follows:

Contrary to the Company's various assertions, there is nothing vague or indefinite about this proposal. Both the Company and shareholders will readily understand the resolution to urge the directors to submit a non-binding proposal to shareholders each year asking whether they approve the compensation paid to named executive officers, as disclosed in the proxy statement. Indeed, the Company *concedes* that the resolution is clear, acknowledging that "shareholders will likely understand the concept and procedure of voting for or against a [named executive officer's] compensation."

DTE then seeks to confuse matters, however, by confusing this straightforward proposal for a non-binding shareholder vote with the alleged difficulty management claims it would have in *interpreting the results of shareholder votes in the future*. Although we believe the Company's arguments in this respect are also misplaced – as summarized below – this clearly provides no basis for DTE's claim that the proposal itself is unclear.

Indeed, as the supporting statement relates, this non-binding shareholder vote on executive pay is conducted each year at hundreds of publicly traded corporations throughout the United Kingdom and Australia. As the *New York Times* recently reported, this straightforward process has proven to be an effective means to "provide a forum for investors to tell the company's management what they think" about executive compensation.[2] The resolution itself has been submitted for recent shareholder votes at numerous U.S. public companies, and has enjoyed significant shareholder support.[3]

The central arguments made by DTE for excluding the proposal were recently rejected by Staff in *Sara Lee Corp.* (Sept. 11, 2006). As in this case, Sara Lee asserted that a similar proposal was so inherently vague and indefinite that any ultimate action taken by the company upon implementation would likely be different from the type of action shareholders voting on the proposal had envisioned.

"RESOLVED, that the shareholders of DTE Energy (the "Company") urge the Board of Directors to adopt a policy that the Company's shareholders be given an opportunity at each annual meeting to vote on an advisory resolution, to be proposed by DTE management, to ratify the total compensation awarded to the named executive officers during the preceding fiscal year (including cash, equity, and all other compensation), as set forth in the summary compensation table included in the proxy statement.

"The proposal submitted to shareholders should make clear that the vote is non-binding, will not affect any compensation paid or awarded to any executive officer, and will not affect the approval of any compensation-related proposal submitted for a vote of shareholders at the same or any other meeting of shareholders."

[2] "Compensation experts offer ways to help curb executive salaries," Eric Dash, *New York Times*, Dec. 30, 2006.

[3] During 2006, resolutions substantially identical to this resolution were submitted to shareholder votes at U.S. Bancorp (41% approval), Merrill Lynch (36%), Home Depot (40%), Countrywide Financial (44%), Sun Microsystems (44%), Cardinal Health (35%), and Sara Lee (43%).

Although agreeing on other grounds that the Sara Lee proposal as written might be misleading, the Staff rejected Sara Lee's claim that the proposal was vague and indefinite under Rule 14a-8(i)(3).[4]

If anything, the resolution in this case is even clearer than the resolution at issue in *Sara Lee*. The original Sara Lee proposal called for a shareholder vote to approve the compensation committee report on executive compensation. With the modification suggested by Staff, the ultimate Sara Lee proposal would involve a shareholder vote on the new Compensation Discussion and Analysis in the proxy statement. Many of Sara Lee's arguments – which were rejected by Staff – focused on the alleged lack of clarity whether the proposal called for a vote on executive compensation levels or on executive compensation policies.

Mr. Harrison's proposal, by contrast, obviates these concerns by proposing a straightforward, advisory shareholder vote on total compensation awarded to the named executive officers. There is no reasonable argument that either the shareholders or the Company could be confused about the meaning of this proposal, or about the action DTE should take if it decides to implement the proposal. Accordingly, DTE has clearly failed to meet its burden of demonstrating that the proposal can be omitted as inherently vague or misleading.[5]

II. <u>The proposal may not be excluded as materially false or misleading under Rule 14a-8(i)(3)</u>

DTE has also clearly failed to meet its burden of objectively demonstrating that any statement in either the proposal or supporting statement is materially false or misleading, as required by the relevant Staff Legal Bulletins.

Indeed, DTE's objections are precisely the kinds of arguments that Staff has made clear are inappropriate for no-action requests under Rule 14a-8(i)(3). At best, the Company objects to assertions that clearly are neither false nor misleading, but might be interpreted by shareholders in a manner unfavorable to the Company, or could be countered or disputed with other facts.[6]

[4] Unlike the present proposal, the proposal in *Sara Lee* urged the company to conduct a shareholder vote each year on the compensation committee's report. Before the recent SEC rule change, a shareholder vote on the compensation committee report served as a logical proxy for a vote on executive compensation. Because the recent SEC rule amendments radically altered the contents of compensation committee reports, the Staff agreed the Sara Lee resolution as written could be misleading. Staff permitted the proponent, however, to modify the proposal to provide for a shareholder vote on the new Compensation Discussion and Analysis.

Mr. Harrison's proposal, by contrast, urges the Board of Directors to provide for an annual advisory shareholder vote on the total compensation paid to the named executive officers, as disclosed in the proxy. As noted above, this proposal is even clearer than the resolution at issue in *Sara Lee.*

[5] The other no-action decisions cited by DTE are clearly inapposite. In *Fuqua Industries, Inc.* (3/12/1991), for example, the resolution involved an incomprehensible proposal restricting ill-defined "major shareholders" from "compromising the ownership" of other stockholders.

[6] *Staff Legal Bulletin No. 14B* (Sept. 15, 2004).

As *Staff Legal Bulletin No. 14B* makes clear, these are the sorts of arguments that DTE could appropriately include a statement in opposition to the proposal in the proxy. As summarized below, the Company's arguments clearly provide no basis for omitting the resolution from shareholders' consideration.

A. The shareholder vote proposed by the resolution would indeed provide an effective means for shareholders to communicate useful information to directors about shareholder concerns over executive pay.

The Company claims that, because directors would have difficulty interpreting the results of the shareholder vote proposed by the resolution, the assertion made in the supporting statement that the procedure would provide "useful information" to directors is false and misleading. Similarly, DTE challenges as misleading the assertion in the supporting statement that the shareholder vote would be an "effective means" to communicate shareholder views to directors. These arguments are misplaced for numerous reasons.

First, DTE erroneously assumes that the vote proposed by the resolution must necessarily consist solely of a single "up or down" vote on total compensation to all named executive officers. The resolution itself, however, leaves broad discretion to management to fashion the vote, and specifically states that the advisory resolution would "be proposed by DTE management."

So long as this advisory resolution involved a shareholder vote "to ratify the total compensation awarded to the named executive officers during the preceding fiscal year" – the clear essence of the proposal – management would otherwise have broad discretion to design the resolution. For example, if it chose to do so, management could structure the vote to enable shareholders to vote separately on the various components of executive pay (*e.g.*, salary, bonus, and long-term incentives), as well as on the compensation of each named executive officer.

Second, an "up or down" vote on total compensation for all named executive officers would indeed provide useful information to directors that is not currently available. For example, an overwhelming negative vote would surely signal to directors that shareholders are dissatisfied with executive pay at the Company. A strong positive vote, by contrast, would communicate that shareholders are satisfied with the reported executive compensation levels. Even a close vote would communicate that there is no consensus among shareholders concerning executive pay – additional useful information not currently available to directors.

DTE also objects to a single reference to executive compensation "policies" in the fifth paragraph of the supporting statement, asserting this is misleading because the resolution calls for a shareholder vote on "total compensation," not compensation "policies." This argument is also misplaced.

The resolution makes clear that the proposed shareholder vote would be on total compensation awarded to named executive officers during the preceding fiscal year. Certainly, the compensation approved by the directors for top executives represents a Board policy. In context, the supporting statement merely argues that the proposed shareholder vote would be an effective means to communicate shareholder views concerning such compensation policies. This argument is clearly not false or misleading.[7]

B. The supporting statement accurately relates facts concerning executive compensation at comparable utility companies.

The supporting statement to the resolution accurately relates that compensation for the Company's CEO "has been significantly higher than compensation for top executives at other comparable utility companies." The statement then provides three examples of comparable utility companies, including CMS Energy, another Michigan-based utility which serves approximately the same number of customers as DTE, but paid its CEO less than a third of the total compensation DTE paid to its CEO in 2005.

The supporting statement also cites Allegheny Energy, which paid its CEO less than half in total compensation in 2005, and American Electric Power, a much larger utility company that nevertheless paid its CEO over $1 million less in total 2005 compensation.

The accuracy of these statements cannot be disputed – and indeed can be easily verified by reviewing these companies' proxy statements.[8] If Rule 14a-8 afforded proponents unlimited space, the supporting statement could have provided other examples of comparable utility companies that pay its CEO less than DTE's CEO receives.

There clearly was no need to do so. The supporting statement never claims that all utility companies – or even a majority – pay their CEO's less. Instead, the statement accurately reports that "other comparable utility companies" do so, and then provides three specific examples.

---

[7] Should Staff concur with DTE that the reference to "policies" is misleading, the supporting statement could easily be edited by simply deleting the word "policies" from that one sentence.

[8] The summary compensation tables in these companies' 2006 proxies report the following data for CEO total compensation:

	Base Salary	Annual Bonus	Other Annual	Restricted Stock	SAR's/ Options	LTIP Payouts	All Other	Total
DTE	$1,077,500	$1,850,000	$175,100	$1,473,120	$587,000	$138,423	$64,650	$5,365,793
AEP	1,150,000	2,250,000	614,191	163,500	-	-	107,400	4,285,091
CMS	910,000	822,125	-	-	-	-	29,120	1,761,245
Allegheny	940,900	1,500,000	135,204	-	-	-	7,496	2,583,600

Indeed, DTE does not even dispute the accuracy of these statements.[9] Instead, the Company argues that the resolution omits similar information for certain unnamed other "peer companies." This argument ignores the fact that the supporting statement makes no claim at all about "peer companies" – a red herring injected solely by DTE, which in any event has never publicly disclosed any set of companies it claims to be "peers" for purposes of comparing its executive compensation.

This fact and others clearly distinguish this case from the no-action decisions cited by DTE. In *Keystone Financial, Inc.* (3/15/1999), for example, the proponent's supporting statement specifically claimed that "relevant peer group analyses" supported its price projections for a potential sale of the bank. The statement made no effort to identify the purported "peer groups," other than vague references such as "Mid-Atlantic banks sold in 1998."

Similarly, in *First Bell Bancorp, Inc.* (3/3/2000), the proponent's supporting statement also made specific claims concerning various "relevant peer groups," but without identifying the institutions comprising these supposed peer groups.

Significantly, the Staff in both cases rejected the companies' requests that the shareholder proposals should be excluded entirely. Instead, Staff permitted the proponents to revise the supporting statements merely to identify the institutions comprising the asserted "peer groups."

In the present case, by contrast, the supporting statement accurately asserts that total compensation for DTE's CEO has been significantly higher than at "other comparable utility companies," and then cites three specific utility companies as examples. Thus, there is no basis for the Company's claim that the supporting statement is misleading.

C. The supporting statement accurately reports total 2005 compensation for DTE's CEO.

The Company also erroneously claims that the supporting statement "misstates" the DTE CEO's total compensation as $5.5 million, and that the correct amount would be almost $135,000 less. As summarized below, the first paragraph in the supporting statement accurately reports that the CEO's total 2005 compensation was $5.5 million. We assume the Company's error is based on its attorneys' lack of familiarity with DTE total compensation and the Company's proxy statement.

---

[9] DTE makes a misleading argument that, contrary to an assertion in the supporting statement, American Electric Power "actually paid its CEO about $1 million more in total *annual* compensation" than DTE paid its CEO in 2005 (emphasis supplied). The Company's claim is misleading, if not deceptive. The entire relevant paragraph in the supporting statement clearly compares *total compensation* for CEOs at the four companies – including AEP – and makes no comparisons concerning annual compensation. As demonstrated in the table in the previous footnote, AEP clearly paid its CEO over $1 million less in *total* compensation during 2005, as accurately related in the supporting statement. The proponent believes that total compensation is the more relevant comparison.

As reported at footnote 2 of the summary compensation table in DTE's 2006 proxy, the Company paid its CEO an additional $175,100 in dividends on restricted stock awards (even though this restricted stock has not yet been "earned"). DTE does not disclose the value of these dividends in the summary compensation table itself, but does so in the footnotes to the table. Since this is clearly compensation, the proponent properly included this amount as total reported compensation paid to the CEO in the first opening paragraph of the supporting statement.[10]

By adding $175,100 to the $5,365,793 reported in the table (using the Company's estimate for the value of the stock options), it is readily apparent that DTE paid its CEO $5,540,893 in total compensation during 2005. By rounding *down*, the supporting statement accurately reports that total CEO compensation was $5.5 million.

D. The Company's various other arguments are also without merit.

In addition, the Company claims that the supporting statement should have reported other information that *might* have cast DTE compensation practices in a better light – such as compensation data for years other than 2005 or for other unnamed companies. DTE also argues the proponent should have compared annual compensation, but not long-term, and even defends the merits of its long-term compensation policies as justified by its corporate performance.

These are precisely the sorts of arguments that Staff has indicated are wholly inappropriate for claims that a resolution is false and misleading under Rule 14a-8(i)(3). Certainly, DTE can take unlimited space in its proxy to report whatever data it chooses to report, or to otherwise argue the merits of its opposition to the resolution to shareholders. This provides no basis, however, to deny shareholders the opportunity to vote on the resolution entirely.

DTE also argues that the proponent should have compared compensation for named executive officers other the CEO, and that this alleged omission renders misleading the supporting statement's claim that "senior executive compensation at our Company has become clearly excessive." In addition, DTE erroneously claims that a comparison of compensation for other named executive officers would show that DTE compensation "falls within the range" of compensation at the other companies cited by the proponent.

---

[10] According to DTE's proxy, this $175,100 in dividends on the restricted stock is clearly *in addition to* the $175,100 in "dividend equivalents" that DTE also paid to its CEO on outstanding performance shares. Unlike the dividends, DTE discloses these dividend equivalents as "Other Annual Compensation" in the summary table.

For the sake of clarity, the proponent omitted the additional $175,100 in restricted stock dividends for purposes of comparing CEO compensation of the various companies summarized in the second paragraph of the supporting statement (as related in note 8 above). The proponent omitted the value of these dividends, since it is unknown whether similar dividend payments might have been omitted from the other companies' summary compensation tables. In any event, it is clearly accurate to include this additional $175,100 in reporting the CEO's total compensation in the first paragraph of the supporting statement.

What DTE overlooks is that the specific sentence challenged by the Company is clearly stated as an opinion: "*In my view*, senior executive compensation at our Company has become clearly excessive." As an example, the supporting statement then accurately states the total 2005 compensation for the Company's CEO. As an additional example *in the following paragraph*, the proponent accurately compares CEO compensation at three other utility companies.

Nothing in this discussion is misleading, or would require the supporting statement to make additional comparisons concerning compensation paid to other executive officers.

Even if the supporting statement *had* made such comparisons, moreover, a review of the proxy statements reveals that total compensation paid to the four highest paid executives other than the CEO *is significantly higher at DTE than at the other three companies cited by the proponent.*[11] Thus, although the assertions made in DTE's letter are certainly misleading, the supporting statement submitted by the proponent clearly is not.

In summary, the supporting statement clearly states the proponent's opinion that executive compensation at the Company "has become clearly excessive." As one example, the statement accurately relates the CEO's total compensation in 2005 (the most recent year for which data is available), and then accurately compares total compensation for CEO's at DTE and three other utility companies.

The supporting statement goes on to relate that the Company's directors last year failed to link even half of the CEO's compensation to performance – a fact that DTE makes no effort to contest – and observes that two other major industrial nations follow a similar process for non-binding shareholder votes on executive pay for their public companies.

The supporting statement then closes with an expressed opinion that adopting a similar vote on senior executive compensation levels at DTE would provide an effective means to communicate shareholder concerns about executive pay to directors. Clearly, the Company has failed to meet its burden of demonstrating that any statement made in the proposal or its

---

[11] According to the summary compensation tables in the 2006 proxy statements filed by DTE, CMS, AEP, and Allegheny Energy, these companies awarded the following in total compensation during 2005 to their four highest paid executives other than the CEO:

DTE	$6,698,222
CMS	3,605,620
AEP	4,812,508
Allegheny	6,229,818

Thus, DTE paid these executive officers 86% more than the comparable executives at CMS. Even at the closest comparator company, DTE paid 7.5% more than Allegheny Energy.

supporting statement is materially false or misleading. Rule 14a-8(i)(3) therefore provides no basis to either omit or modify the resolution.[12]

III. <u>The Company has not substantially implemented the proposal under Rule 14a-8(i)(10)</u>

There can be no serious contention that the Company has substantially implemented the proposal, based on the fact that DTE shareholders can write letters to the Board of Directors expressing their opinions about executive compensation. Certainly shareholders at DTE – as at any company – are free to write directors about executive pay or any other subject. This is hardly a substitute for the proposal.

Under the process urged by the resolution, DTE management would propose at each annual meeting an advisory resolution for shareholders to vote on total compensation paid to the Company's top officers. Every shareholder would receive this resolution in the proxy statement and proxy card, and the results would be disclosed in the Company's next SEC Form 10Q.

Although DTE speculates that adopting the resolution might somehow discourage shareholders from communicating their views directly to directors, there is no logical reason to assume this would be the case. Clearly, the systematic shareholder vote recommended by the proposal would provide other information, in addition to whatever random communications the Board might otherwise receive directly from shareholders.

The Company therefore has clearly failed to show that it has "substantially implemented" the proposal, and the resolution cannot be excluded on that basis.

IV. Conclusion

For the foregoing reasons, we urge the Staff to reject the Company's request for a no-action determination in this matter. Please let me know if you require additional information concerning Mr. Harrison's position.

Sincerely,

Mark Brooks

Mark Brooks

cc: Richard Harden, Hunton & Williams
James C. Harrison

---

[12] In the event Staff concurs with the Company that any statement in the resolution or supporting statement is materially misleading, the proponent has no objection to modifying the proposal.

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
200 PARK AVENUE
NEW YORK, NEW YORK 10166-0136

RICHARD HARDEN

TEL 212 • 309 • 1000
FAX 212 • 309 • 1100

January 26, 2007

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
101 F. Street, N.E.
Washington, D.C. 20549

Re: DTE Energy Company
Withdrawal of No-Action Request

Ladies and Gentlemen:

By letter dated December 29, 2006, on behalf of DTE Energy Company (the "Company"), we requested that the Staff of the Securities and Exchange Commission confirm that it would not recommend any enforcement action against the Company if it omitted from its 2007 proxy materials a shareholder proposal (the "Proposal") submitted by James C. Harrison (the "Proponent").

Please be advised that by letter dated January 24, 2007, the Proponent notified the Company that he is withdrawing the Proposal. A copy of the Proponent's letter is attached hereto as Exhibit A. Accordingly, we are hereby notifying the Staff of the Division of Corporation Finance that the Company intends to omit the Proposal from its 2007 proxy materials and is withdrawing its request for no-action relief in connection with the Proposal.

We are simultaneously sending a copy of this letter and all attachments to the Proponent. A copy of this letter has been emailed to cfletters@sec.gov in compliance with the instructions found at the Securities and Exchange Commission's website.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact Richard Harden, Esq. at 212-309-1246 or Teresa Sebastian, Esq. (Assistant General Counsel, DTE Energy Company) at 313-235-3690.

Sincerely,

Richard Harden

Attachment

cc: James C. Harrison
Bruce Peterson, Esq., Senior Vice President and General Counsel, DTE Energy Company
Teresa Sebastian, Esq., Assistant General Counsel, DTE Energy Company

EXHIBIT A

James C. Harrison
3539 Armour Street
Port Huron, MI 48060-2264

January 24, 2007
Sandra Kay Ennis
Corporate Secretary
DTE Energy Company
2000 2nd Avenue
Detroit, MI 48226-1279

VIA FAX: 313-235-6031

RE: Shareholder proposal

Dear Ms. Ennis:

The purpose of this letter is to inform you that effective upon your receipt of this letter I am respectfully withdrawing my shareholder proposal, which I submitted on October 28, 2006.

Sincerely,

James C Harrison

James C. Harrison

END